CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended
March 31, 2016 and 2015
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND TOTAL COMPREHENSIVE LOSS
For the three months ended March 31, 2016 and 2015
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

	Note	2016	2015

Metal revenues	15	$28,609	$29,492

Cost of sales (including depreciation and depletion)	4a)	22,274	26,798

Earnings from mine operations		6,335	2,694

Corporate and administrative expenses	4b)	2,141	2,916
Impairment of exploration and evaluation asset	3	12,779	-

Loss from operations		(8,585)	(222)

Other (expense) income, net		(11)	142
Finance expense	4c)	(1,353)	(369)
Loss on derivative contracts		(389)	-
Foreign exchange (loss) gain		(269)	342

Loss before income taxes		(10,607)	(107)

Income taxes
Current tax expense (recovery)		183	(37)
Deferred tax (recovery) expense		(70)	640
		113	603

Loss and total comprehensive loss for the period		$(10,720)	$(710)

Weighted average shares outstanding:
Basic	13	315,440,663	179,877,377
Diluted	13	315,440,663	179,877,377

Loss per share:
Basic	13	$(0.03)	$(0.00)
Diluted	13	$(0.03)	$(0.00)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2016 and 2015
(In thousands of United States dollars) - Unaudited

	Note	2016	2015

OPERATING ACTIVITIES
Loss before income taxes		$(10,607)	$(107)
Items not affecting cash:
Impairment of exploration and evaluation asset	3	12,779	-
Depletion and depreciation	4a)	3,281	4,199
Finance expense	4c)	1,353	369
Loss on derivative contracts		389	-
Share-based payments	12b)	223	280
Termination benefits		11	-
Unrealized foreign exchange gain (loss)		575	(417)
		8,004	4,324
Changes in non-cash working capital items:
Trade and other receivables		2,004	(1,649)
Inventories		(1,909)	1,427
Advances and prepaid expenses		56	(852)
Trade payables and accrued liabilities		(5,782)	722
Deferred revenue		-	3,528
Cash provided by operating activities		2,373	7,500

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(3,006)	(8,656)
Deposit on asset held for sale	3	250	-
Restricted cash	7	1,289	-
Cash used in investing activities		(1,467)	(8,656)

FINANCING ACTIVITIES
Interest paid	7, 9	(300)	(266)
Loan facility extension fees	9	(240)	-
Cash used in financing activities		(540)	(266)

Effects of exchange rate changes on the balance of cash held in foreign currencies		92	(536)

Increase (decrease) in cash and cash equivalents		458	(1,958)
Cash and cash equivalents, beginning of period		9,183	26,952
Cash and cash equivalents, end of period		$9,641	$24,994

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

	Note	March 31, 2016	December 31, 2015

ASSETS
Current
Cash and cash equivalents		$9,641	$9,183
Restricted cash	7	1,027	2,316
Trade and other receivables	5	8,769	10,876
Inventories	6	11,845	8,904
Advances and prepaid expenses		777	856
Current assets (excluding asset classified as held for sale)		32,059	32,135
Asset classified as held for sale	3	17,073	-
Total current assets		49,132	32,135

Mineral properties, plant and equipment, exploration and evaluation	7	89,609	120,702
Total assets		$138,741	$152,837

LIABILITIES
Current
Trade payables and accrued liabilities	8	$27,184	$32,451
Loan facility	9	10,335	10,019
Debenture	10	1,572	1,480
Other provisions		1,115	1,113
Current portion of equipment financing	7	1,134	851
Derivative liability	14	389	-
Deposit on asset held for sale	3	250	-
Current liabilities (excluding liability classified as held for sale)		41,979	45,914
Liability classified as held for sale	3	4,573	-
Total current liabilities		46,552	45,914

Deferred tax liabilities		1,235	1,305
Long-term equipment financing	7	95	378
Provision for site reclamation and closure		3,994	3,981
Provision for contingent payment		-	4,515
Warrant liability	11	862	282
Total liabilities		52,738	56,375

EQUITY
Issued capital	12	198,687	198,649
Share-based payment reserve		17,703	17,480
Deficit		(130,387)	(119,667)
Total equity		86,003	96,462
Total liabilities and equity		$138,741	$152,837

Events after the reporting period (note 16)

Approved by the Directors

“Mark Backens”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based	(Deficit)
		common	Issued	payment	Retained	Total
		shares	capital	reserve	earnings	equity
Balance at January 1, 2016	Note	315,332,190	$198,649	$17,480	$(119,667)	$96,462
Loss and total comprehensive loss for the period		-	-	-	(10,720)	(10,720)
Share-based payments	12	-	-	223	-	223
Shares issued for debenture interest	10, 12	130,020	27	-	-	27
Shares issued in lieu of termination benefits	12	100,000	11	-	-	11
Balance at March 31, 2016		315,562,210	$198,687	$17,703	$(130,387)	$86,003

Balance at January 1, 2015		179,877,379	$128,735	$14,398	$70,644	$213,777
Loss and total comprehensive loss for the period		-	-	-	(710)	(710)
Share-based payments	12	-	-	280	-	280
Balance at March 31, 2015		179,877,379	$128,735	$14,678	$69,934	$213,347

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. MdN also owns the Caballo Blanco Property, an exploration and evaluation asset in Veracruz, Mexico, acquired on December 23, 2014. On May 26, 2015, Timmins acquired all the outstanding common shares of Newstrike Capital Inc. (“Newstrike”). Through this acquisition, Timmins acquired Newstrike’s wholly owned subsidiary Minera Aurea, S.A de C.V. which holds a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

For properties other than the producing San Francisco Mine, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary permits and financing to complete development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company’s operations generated a loss of $10,720 for the three months ended March 31, 2016 (three months ended March 31, 2015 - $710), and $2,373 cash provided by operating activities for the same period (three months ended March 31, 2015 - $7,500). At March 31, 2016, the Company had a working capital deficiency of $9,920 (December 31, 2015 - $13,779) and an accumulated deficit of $130,387 (December 31, 2015 - $119,667). The Company’s current liabilities include a $1,572 debenture and a $10,335 loan facility which are repayable on May 31, 2016 and June 30, 2016, respectively. The Company has entered into a definitive agreement to sell the Caballo Blanco Property to settle secured debt and will continue to review opportunities to restructure the Company’s capital structure (note 3).

These condensed interim consolidated financial statements are prepared on the basis that the Company will be successful in these efforts and continue as a going concern. The Company’s ability to continue as a going concern and recover investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will obtain additional financial resources, maintain profitability or continue to generate positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. These conditions and matters indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2015 and 2014 (“annual consolidated financial statements”).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

2.	BASIS OF PREPARATION (Continued)

These interim financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements with the exception of the adoption of the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.

These interim financial statements were approved by the Board of Directors and authorized for issue on May 12, 2016.

b)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2d) and 2e) to the annual consolidated financial statements.

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	ASSET HELD FOR SALE

On May 11, 2016, the Company entered into a definitive agreement with Candelaria Mining Corp. to sell the Caballo Blanco Property. Total consideration to be paid is $12,500 in cash and the assumption of the $5,000 (present value - $4,573) contingent liability payable to Goldgroup Mining Inc. This equates to a fair value at March 31, 2016 of $17,073. The transaction is expected to close on June 24, 2016 (“closing date”). The cash payments are to be paid in the following installments:

•	$250 non-refundable payment was received on March 18, 2016;
•	$1,000 up-front execution payment received on signing, which is non-refundable if the counterparty fails to close;
•	$2,250 up-front execution payment to be received 15 days post signing, which is non-refundable if the counterparty fails to close;
•	$6,500 on or before the closing date; and,
•	$2,500 at the earlier occurrence of Candelaria Mining Corp. receiving permits or one year following the closing date.

The assets and liabilities which comprise the Caballo Blanco Property, and have been presented as held for sale, are as follows:

Caballo Blanco exploration and evaluation property	$17,073
Provision for contingent payment	(4,573)
Net assets held for sale	$12,500

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

3.	ASSET HELD FOR SALE (Continued)

As the total consideration for the Caballo Blanco Property is $17,073, an impairment charge of $12,779 was required to reduce the carrying amount of $29,852 to its fair value as at March 31, 2016.

4.	EXPENSES

a)	Cost of sales:

	Three months ended March 31,
	2016	2015
Costs of contract mining	$11,449	$10,986
Crushing and gold recovery costs	7,415	9,029
Mine site administration costs	911	1,104
Transport and refining	88	87
Royalties	142	148
Demobilization costs	1,281	-
Change in inventories	(2,293)	1,245
Production costs	18,993	22,599
Depreciation and depletion	3,281	4,199
Cost of sales (including depreciation and depletion)	$22,274	$26,798

b)	Corporate and administrative expenses:

		Three months ended March 31,
	Note	2016	2015
Salaries		$641	$1,196
Consulting and professional fees		615	693
Share-based payments	12	223	280
Rent and office costs		76	179
Administrative and other		586	568
Corporate and administrative expenses		$2,141	$2,916

c)	Finance expense:

	Three months ended March 31,
	2016	2015
Interest on loan facility and equipment financing	$300	$266
Interest on debenture	19	-
Accretion on Caballo Blanco contingent payment	57	57
Accretion of loan facility	384	33
Accretion of provision for site reclamation and closure and other provisions	13	13
Loss on revaluation of warrant liability	580	-
Finance expense	$1,353	$369

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

5.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2016	2015
Trade receivable	$676	$313
VAT receivable (1)	7,585	9,069
Other receivables	508	1,494
	$8,769	$10,876

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three months ended March 31, 2016, the Company collected $5,803 (three months ended March 31, 2015 - $4,786). Subsequent to March 31, 2016, $3,236 of VAT was received by the Company.

6.	INVENTORIES

	March 31,	December 31,
	2016	2015
Ore in process	$6,880	$3,899
Finished metal inventory	512	181
Supplies	4,453	4,824
	$11,845	$8,904

The costs of inventories recognized as an expense for the three months ended March 31, 2016 were $22,274 (three months ended March 31, 2015 - $26,798) and are included in cost of sales.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties	equipment (1,2)	evaluation	Total
Cost
At January 1, 2016		$176,089	$104,361	$108,253	$388,703
Expenditures		48	1,966	1,058	3,072
At March 31, 2016		176,137	106,327	109,311	391,775
Accumulated depreciation, depletion and impairment
At January 1, 2016		166,166	93,157	8,678	268,001
Depreciation and depletion		3,019	1,294	-	4,313
Impairment of exploration and evaluation	3	-	-	12,779	12,779
Reclassification to asset held for sale	3	-	-	17,073	17,073
At March 31, 2016		169,185	94,451	38,530	302,166
Carrying amount at March 31, 2016		$6,952	$11,876	$70,781	$89,609

				Exploration
		Mineral	Plant and	and
		properties	equipment (1,2)	evaluation	Total
Cost
At January 1, 2015		$154,636	$90,332	$37,645	$282,613
Expenditures		19,381	13,984	3,520	36,885
Acquisition		-	45	67,088	67,133
Change in reclamation obligation		2,072	-	-	2,072
At December 31, 2015		176,089	104,361	108,253	388,703
Accumulated depreciation, depletion and impairment
At January 1, 2015		35,712	29,120	1,808	66,640
Depreciation and depletion		8,543	8,877	-	17,420
Impairment of mineral properties, plant and equipment, exploration and evaluation		121,911	55,160	6,870	183,941
At December 31, 2015		166,166	93,157	8,678	268,001
Carrying amount at December 31, 2015		$9,923	$11,204	$99,575	$120,702

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

(1)

The Company entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2%. On November 15, 2015, the Company renegotiated the terms of repayment. As a result, the remaining balance of $1,229 is payable in 19 monthly instalments with the final instalment being paid on April 25, 2017. The first six instalments will be for the interest portion only with the remaining instalments to include equal principal repayments of $95. At March 31, 2016, the current and long-term portions of the equipment financing total $1,134 and $95, respectively (December 31, 2015 - $851 and $378, respectively).

(2)

On November 2, 2015, the Company acquired the El Sauzal processing plant and infrastructure (“El Sauzal Plant”) from Goldcorp Inc. (“Goldcorp”) for a total consideration of C$8,000 ($6,055). The consideration was payable as C$1,000 ($764) in cash and C$3,000 ($2,291) in common shares on closing, along with C$4,000 ($3,000) due one year from closing. In connection with this acquisition the Company completed a private placement with Goldcorp for cash proceeds of C$6,000 ($4,616). This cash is restricted for the acquisition, disassembly and transportation of the El Sauzal Plant and accordingly the remaining amount at March 31, 2016 is presented as restricted cash of $1,027 (December 31, 2015 - $2,316) on the consolidated statement of financial position. The El Sauzal Plant is considered to be an asset under construction and has a carrying value of $8,595 (December 31, 2015 - $7,392).

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2016	2015
Trade payables (1)	$21,294	$26,794
Income taxes payable	1,616	1,779
Accrued liabilities (2)	2,520	2,118
Vendor loan	1,725	1,725
Other	29	35
	$27,184	$32,451

(1)

Trade payables at March 31, 2016 include amounts due to Goldcorp of C$4,000 ($3,084) due on November 2, 2016 in relation to the El Sauzal Plant acquisition (note 7) (December 31, 2015 - C$4,000 ($2,890)).

(2)

Accrued liabilities at March 31, 2016 include amounts due in termination benefits of C$1,500 ($1,156) (December 31, 2015 - C$1,500 ($1,083)). Subsequent to March 31, 2016, this amount was settled (note 16).

9.	LOAN FACILITY

The Company is a party to a secured loan facility with Sprott Resource Lending Partnership (“Sprott”) for a principal amount of $10,223, which bears an annual interest rate of 9.0% paid monthly and was due on December 31, 2015. Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of Sprott as security over the loan facility. In addition, the subsidiaries have each provided guarantees to Sprott for the repayment of any amounts advanced to the Company under the terms of the loan facility. On December 31, 2015, the loan facility was extended to January 31, 2016 and the Company incurred transaction costs of $204.

On January 26, 2016, the Company finalized an agreement to re-finance the secured loan facility with Sprott and Goldcorp (collectively, the “Lenders”). The re-financed loan facility was effective as of January 26, 2016 and has a maturity date of June 30, 2016. Interest is payable monthly at the rate of 12.0% per annum, and the principal amount outstanding is payable on the maturity date. There were no changes in security pledges to Sprott. The new loan facility includes financial covenants related to minimum cash and cash equivalents and working capital levels. As at March 31, 2016 and May 12, 2016, the Company is in compliance with these covenants.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

9.	LOAN FACILITY (Continued)

In consideration of the re-financing, the Company will pay a bonus of $409 to the Lenders on the earlier of the repayment of the loan facility and June 30, 2016. The bonus is payable at the option of Sprott and Goldcorp, each in relation to its proportion of the credit facility, in cash or in common shares of the Company. Any shares issued in connection with the bonus payment shall be issued at a deemed price equal to the volume weighted average price per share on the TSX for the ten days immediately preceding issuance, less 10.0%. The effective interest rate of the re-financed loan facility is 23.0%.

At March 31, 2016 and December 31, 2015, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

10.	DEBENTURE

The Company is party to a debenture of C$2,000 ($1,542) which matures on May 31, 2016. The debenture accrues common share interest at a rate of 2,167 common shares of the Company per month for every C$100 ($75) principal value outstanding. Cash interest accrues only on amounts remaining unpaid after the maturity date or on default at a rate of 5.0%, payable semi-annually.

The common share interest component of the debenture constitutes an embedded derivative and is measured at fair value (a Level 1 fair value measurement). At March 31, 2016, the value of the embedded derivative, included in the carrying value of the debenture, was $20 (December 31, 2015 - $29). At March 31, 2016, the Company has accrued common share interest of 43,340 common shares ($10) included in the carrying value of the debenture (December 31, 2015 - 43,340 common shares ($6)).

Subsequent to March 31, 2016, the Company issued nil common shares to settle the accrued common share interest.

11.	WARRANT LIABILITY

On October 19, 2015, in connection with a C$6,000 ($4,616) non-brokered private placement with Goldcorp, the Company issued 10,000,000 share purchase warrants. Each share purchase warrant is exercisable for one common share of the Company at a price of C$0.35 ($0.27) per share for a term of 24 months. Following the eleven month anniversary date, at the election of the Company, the share purchase warrants would be subject to an accelerated cancellation period of 10 days if the Company’s closing share price meets or exceeds C$0.60 ($0.53) per share for a period of 20 consecutive days. Should the Company elect to cancel the warrants, payment to the warrant holder would be required in the amount of the difference between the exercise price and the five day volume weighted average share price for each warrant cancelled. As at March 31, 2016 and December 31, 2015 there were 10,000,000 share purchase warrants outstanding.

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 4(c)).

On March 31, 2016, the share purchase warrants were revalued to a fair value of $862 (December 31, 2015 - $282) using the following weighted average assumptions for the Black-Scholes option pricing (a Level 2 fair value measurement):

Risk-free interest rate	0.49%
Expected life of options	1.6 years
Annualized volatility	88.8%
Dividend rate	0.0%

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

12.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions during the three months ended March 31, 2016:

•	On January 4, 2016, the Company issued 43,340 common shares valued at $6 to settle debenture common share interest (note 10).
•	On February 25, 2016, the Company issued 100,000 common shares valued at $11 in connection to termination benefits.
•	On March 1, 2016, the Company issued 86,680 common shares valued at $21 to settle debenture common share interest (note 10).

There were no common share transactions during the three months ended March 31, 2015.

At March 31, 2016, there were 315,562,210 issued and outstanding common shares (December 31, 2015 - 315,332,190). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

Share option transactions and the number of share options outstanding during the three months ended March 31, 2016 and year ended December 31, 2015 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2015	12,900,000	1.85
Granted	11,637,500	0.89
Expired	(2,997,000)	0.85
Forfeited	(75,000)	0.75
Outstanding at December 31, 2015	21,465,500	1.47
Expired	(325,000)	1.79
Forfeited	(125,000)	0.86
Outstanding at March 31, 2016	21,015,500	1.47
Exercisable at March 31, 2016	15,309,250	1.72

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

12.	EQUITY (continued)

Share options outstanding and exercisable at March 31, 2016 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.25 - 1.00	8,638,500	0.65	4.35	4,532,250	0.71	4.39
1.01 - 2.00	5,765,000	1.38	3.32	4,165,000	1.35	3.22
2.01 - 3.14	6,612,000	2.64	1.28	6,612,000	2.64	1.28
	21,015,500	1.47	3.10	15,309,250	1.72	2.73

The fair value of share options recognized as an expense during the three months ended March 31, 2016 was $223 (three months ended March 31, 2015 - $280).

13.	LOSS PER SHARE

	Three months ended March 31, 2016			Three months ended March 31, 2015
		Weighted			Weighted
		average			average
	Loss for	shares	Loss per	Loss for	shares	Loss per
	the period	outstanding	share	the period	outstanding	share
Basic EPS	$(10,720)	315,440,663	$(0.03)	$(710)	179,877,377	$(0.00)
Diluted EPS	$(10,720)	315,440,663	$(0.03)	$(710)	179,877,377	$(0.00)

At March 31, 2016, 21,015,500 (March 31, 2015 - 11,500,000) share options were outstanding, all of which were anti-dilutive (March 31, 2015 - 11,500,000) because the Company was in a loss position for the three months ended March 31, 2015 and 2016. Additionally, at March 31, 2016, 10,000,000 share purchase warrants were anti-dilutive because the underlying exercise price exceeded the average market price for the three months ended March 31, 2016.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At March 31, 2016 and December 31, 2015, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the embedded derivative included in the debenture (note 10), the share purchase warrants (note 11) and the derivative liability.

The carrying values of cash and cash equivalents, trade and other receivables, trade payables, vendor loan, equipment financing and loan facility approximate their fair value due to their short-term nature.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2016
(In thousands of United States dollars, except where noted) - Unaudited

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level I market prices. At March 31, 2016, the Company had 3,200 gold ounces under these contracts with expiry dates through to June 30, 2016. The contracts have a floor sales price of $1,075 per gold ounce and a weighted average maximum sales price of $1,120 per gold ounce.

15.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At March 31, 2016, all of the Company’s operating and capital assets are located in Mexico except for $2,360 (December 31, 2015 - $3,928) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the periods ending March 31, 2016 and 2015, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended March 31,
	2016	2015
Customer A	95%	95%
Customer B	-	4%
Customer C	5%	1%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations, 100% of which are derived in Mexico, for the three months ended March 31, 2016 and 2015 are as follows:

	Three months ended March 31,
	2016	2015
Gold	$28,387	$29,235
Silver by-product	222	257
	$28,609	$29,492

16.	EVENTS AFTER THE REPORTING PERIOD

a)	Subsequent to March 31, 2016, 2,944,476 common shares were issued to settle C$1,500 ($1,185) in termination benefits.

b)	Subsequent to March 31, 2016, the Company entered into a definitive agreement with Candelaria Mining Corp. to sell the Caballo Blanco Property (note 3).